SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



		                  AMENDMENT NO. 1

                          International Electronics, Inc
                                 --------------
                                (Name of Issuer)

                        Common Stock $0.01 par value per share
                                 --------------
                         (Title of Class of Securities)

                                    459436507
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               March 6, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------                            ----------------------------
CUSIP No. 459436507                13D/A                      Page 2 of 9 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    169,449
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               169,449
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     169,449
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                    / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO


================================================================================

------------------------                            ----------------------------
CUSIP No. 459436507                13D/A                      Page 3 of 9 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    169,449
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               169,449
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     169,449
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO

================================================================================

------------------------                            ----------------------------
CUSIP No. 459436507                13D/A                      Page 4 of 9 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC


--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    169,449
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               169,449
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     169,449
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO

================================================================================

------------------------                            ----------------------------
CUSIP No. 459436507                13D/A                      Page 5 of 9 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Tarsier Nanocap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   169,449
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               169,449
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     169,449
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

================================================================================


------------------------                            ----------------------------
CUSIP No. 459436507                13D/A                      Page 6 of 9 Pages
------------------------                            ----------------------------

 AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated March 6, 2007, to Schedule 13D is filed by the Reporting Person and amends and restates in its entirety the
Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on December 5, 2007 (the "Schedule 13D"), relating to the Class A common stock (the "Common Stock") of International Electronics, Inc.



ITEM 1    SECURITY AND ISSUER

          Title of Class of Securities

               Common Stock $0.01 par value per share (the "Shares")

          Name and Address of Issuer

              International Electronics, Inc (the "Company" or the "Issuer") 427 Turnpike Street
              Canton, MA 02021


Items 3,5, and 7 of the Schedule 13D are hereby amended and restated, as follows:



ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of March 6, 2007, Hummingbird has caused Tarsier to invest approximately $403,841 in the Shares of the Issuer using its working capital.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of Tarsier, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by Tarsier, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 169,449 Shares representing approximately 9.7% of the outstanding shares of the Issuer calculated on the basis of 1,738,931 common stock outstanding as of January 5, 2007, as disclosed in the issuer's most recent Form 10-QSB for the quarter ending November 30, 2006. Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.


------------------------                            ----------------------------
CUSIP No. 459436507                13D/A                     Page 7 of 9 Pages
------------------------                            ----------------------------

         Mr. Sonkin is the managing member and control person of Hummingbird and has disposition and investment power over the shares held by HVF, Microcap Fund and Concentrated Fund. For purposes of Rule 13d-3, he may be deemed to be the beneficial owner of 169,449 Shares representing approximately 9.7% of the outstanding shares of the Issuer calculated on the basis of 1,738,931 common stock outstanding as of January 5, 2007, as disclosed in the issuer's most recent Form 10-QSB for the quarter ending November 30, 2006. Mr. Sonkin disclaims any economic interest or beneficial ownership of the shares covered by this Statement, except to the extent of his ownersip in Tarsier.

	HC, as the general partner of each of HVF and Microcap Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF and Microcap Fund,for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 169,449 Shares representing approximately 9.7% of the outstanding shares of the Issuer calculated on the basis of 1,738,931 common stock outstanding as of January 5, 2007, as disclosed in the issuer's most recent Form 10-QSB for the quarter ending November 30, 2006. HC disclaims any beneficial ownership of the Shares covered by this Statement.

          Tarsier is the beneficial owner of 169,449 Shares or 9.7% of the outstanding shares of the Issuer.

           Hummingbird caused Tarsier to effect transactions in the shares during the past 60 days as set forth below:



                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
3/6/2007	open market purchase	        41,700		3.450




           (d)         Inapplicable.

           (e)         Inapplicable.




------------------------                            ----------------------------
CUSIP No. 459436507                13D/A                     Page 8 of 9 Pages
------------------------                            ----------------------------


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Letter from Hummingbird to the John Waldstein, CEO and President of of the Issuer, dated March 6, 2007, is attached hereto as Exhibit 1.

         None


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 6, 2007          HUMMINGBIRD MANAGEMENT, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   TARSIER NANOCAP VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin


------------------------                            ----------------------------
CUSIP No. 459436507                13D/A                     Page 9 of 9 Pages
------------------------                            ----------------------------

                                                              Exhibit 1

                        Hummingbird Management, LLC
                         460 Park Avenue, 12h Floor
                         New York, New York 10022



March 6, 2007

John Waldstein, President and CEO
International Electronics, Inc.
42 Turnpike Street
Canton, MA 02021

Dear John:

The Tarsier Nanocap Value Fund LP currently own an aggregate of 127,749 shares of common stock of International Electronics, Inc. ("IEIB"), representing approximately 7.3% of the issued and outstanding common stock.

We applaud the turnaround that currently appears to be taking place. After years of operating losses, we believe that IEIB has right-sized its business to provide for sustained future profitability, as evidenced by the last few quarters. Past R&D efforts and new product development are finally beginning to gain traction in the marketplace.The losses in the Powerkey division appear to be declining, and we are encouraged by the possibility of a sale of this division.

As significant shareholders, we are extremely disappointed with the price of the recently announced tender offer by Rokonet Industries. This offer is inadequate and clearly fails to fully and fairly value IEIB. The offer does not reflect IEIB's long term inherent value.

To put it simply, we have suffered the pain of the turnaround and to sell IEIB on terms which do not fully reflect the value resulting from the successful execution of its turnaround strategy is inappropriate.

While we would consider supporting a sale of IEIB at a price that reflects the value of the turnaround and the long term prospects of the business, we do not believe that Rokonet's offer is adequate.

Sincerely,



Paul Sonkin
Managing Member